Exhibit 2

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of June 1, 2007, by and among FUTUREMEDIA PLC, a Public Limited Company organized and existing under the laws of England and Wales corporation (the “Company”), and the Buyers listed on Schedule I attached hereto (individually, a “Buyer” or collectively “Buyers”).

WITNESSETH

WHEREAS, the Company and the Buyer(s) are executing and delivering this Agreement in reliance upon an exemption from securities registration pursuant to Section 4(2) and/or Rule 506 of Regulation D (“Regulation D”) as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Buyer(s), as provided herein, and the Buyer(s) shall purchase Four Million Six Hundred Thousand Dollars ($4,600,000) of secured convertible debentures in the form attached hereto as “Exhibit A” (the “Convertible Debentures”), which shall be convertible into shares of the Company’s American Depository Shares (as evidenced by American Depository Receipts) (“ADS” and as converted, the “Conversion Shares”); each ADS representing the right to receive one of the Company’s Ordinary Shares of 1 1/9 pence each (the “Ordinary Shares” as converted, the “Conversion Shares”) within five (5) business day following the date hereof (the “Closing”), for a total purchase price of up to Four Million Six Hundred Thousand Dollars ($4,600,000), (the “Purchase Price”) in the respective amounts set forth opposite each Buyer(s) name on Schedule I (the “Subscription Amount”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company has agreed to provide certain registration rights under the Securities Act and the rules and regulations promulgated there under, and applicable state securities laws;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the parties hereto are (in addition to the debenture between the parties dated April 25, 2006) executing and delivering a debenture substantially in the form attached hereto as Exhibit B (the “Future Debenture”) pursuant to which the Company has agreed to provide the Buyer a security interest in Charged Property (as this term is defined in the Future Debenture) to secure the Company’s obligations under this Agreement, the Convertible Debenture, the Investor Registration Rights Agreement, or any other obligations of the Company to the Buyer;

WHEREAS, within ten (10) business days of the date of this Agreement , Button Group PLC (“Button”) and the Buyers will execute and deliver a debenture substantially in the form attached hereto as Exhibit B (the “Button Debenture”) pursuant to which Button PLC has agreed to provide each of the Buyers with a security interest in Charged Property (as this term is defined in the Debenture) to secure the Company’s obligations under this Agreement, the Convertible Debenture, the Investor Registration Rights Agreement, or any other obligations of the Company to the Buyer; and

WHEREAS, the Convertible Debentures and the Conversion Shares collectively are referred to herein as the “Securities”).

NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement the Company and the Buyer(s) hereby agree as follows:

1. PURCHASE AND SALE OF CONVERTIBLE DEBENTURES.

(a) Purchase of Convertible Debentures. Subject to the satisfaction (or waiver) of the terms and conditions of this Agreement, each Buyer agrees, severally and not jointly, to purchase at each Closing and the Company agrees to sell and issue to each Buyer, severally and not jointly, at each Closing, Convertible Debentures in amounts corresponding with the Subscription Amount set forth opposite each Buyer’s name on Schedule I.

(b) Closing Dates. The Closing of the purchase and sale of the Convertible Debentures shall take place at 10:00 a.m. Eastern Standard Time on the fifth (5th) business day following the date hereof, subject to notification of satisfaction of the conditions to the Closing set forth herein and in Sections 6 and 7 below (or such later date as is mutually agreed to by the Company and the Buyer(s)) (the “Closing Date”) The Closing shall occur on the respective Closing Dates at the offices of Yorkville Advisors, LLC, 3700 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 (or such other place as is mutually agreed to by the Company and the Buyer(s)).

(c) Form of Payment. Subject to the satisfaction of the terms and conditions of this Agreement, on the Closing Date, (i) the Buyers shall deliver to the Company such aggregate proceeds for the Convertible Debentures to be issued and sold to such Buyer at such Closing, minus the fees to be paid directly from the proceeds of such Closing as set forth herein, and (ii) the Company shall deliver to each Buyer, Convertible Debentures which such Buyer is purchasing at such Closing in amounts indicated opposite such Buyer’s name on Schedule I, duly executed on behalf of the Company.

(d) In the event that the Company fails to meet any provision of Section 4 and specifically Sections 4(r)-4(ee), George O’Leary in his sole discretion shall recommend a candidate for the seventh (7th) seat on the Company’s Board of Directors and the Company’s Board of Directors shall accept such individual recommended by George O’Leary for the seventh (7th) seat on the Company’s Board of Directors.

2. BUYER’S REPRESENTATIONS AND WARRANTIES.

Each Buyer represents and warrants, severally and not jointly, that:

(a) Investment Purpose. Each Buyer is acquiring the Securities for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, such Buyer reserves the right to dispose of the Securities at any time in accordance with or pursuant to an effective registration statement covering such Securities or an available exemption under the Securities Act. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

(b) Accredited Investor Status. Each Buyer is an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D.

(c) Reliance on Exemptions. Each Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

(d) Information. Each Buyer and its advisors (and his or, its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Company and information he deemed material to making an informed investment decision regarding his purchase of the Securities, which have been requested by such Buyer. Each Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained in Section 3 below. Each Buyer understands that its investment in the Securities involves a high degree of risk. Each Buyer is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables such Buyer to obtain information from the Company in order to evaluate the merits and risks of this investment. Each Buyer has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(e) No Governmental Review. Each Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities, or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(f) Transfer or Resale. Each Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration requirements, or (C) such Buyer provides the Company with reasonable assurances (in the form of seller and broker representation letters) that such Securities can be sold, assigned or transferred pursuant to Rule 144, Rule 144(k), or Rule 144A promulgated under the Securities Act, as amended (or a successor rule thereto) (collectively, “Rule 144”), in each case following the applicable holding period set forth therein; (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

(g) Legends. Each Buyer agrees to the imprinting, so long as is required by this Section 2(g), of a restrictive legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS.

Certificates evidencing the Conversion Shares shall not contain any legend (including the legend set forth above), (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Conversion Shares pursuant to Rule 144, (iii) if such Conversion Shares are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). The Company shall cause its counsel to issue a legal opinion to the Company’s transfer agent promptly after the effective date (the “Effective Date”) of a Registration Statement if required by the Company’s transfer agent to effect the removal of the legend hereunder. If all or any portion of the Convertible Debentures are converted by a Buyer that is not an Affiliate of the Company (a “Non-Affiliated Buyer”) at a time when there is an effective registration statement to cover the resale of the Conversion Shares, such Conversion Shares shall be issued free of all legends. The Company agrees that following the Effective Date or at such time as such legend is no longer required under this Section 2(g), it will, no later than three (3) Trading Days following the delivery by a Non-Affiliated Buyer to the Company or the Company’s transfer agent of a certificate representing Conversion Shares, as the case may be, issued with a restrictive legend (such third Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Non-Affiliated Buyer a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Each Buyer acknowledges that the Company’s agreement hereunder to remove all legends from Conversion Shares is not an affirmative statement or representation that such Conversion Shares are freely tradable. Each Buyer, severally and not jointly with the other Buyers, agrees that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 3(g) is predicated upon the Company’s reliance that the buyer will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption there from, and that if Securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein.

(h) Authorization, Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of such Buyer and is a valid and binding agreement of such Buyer enforceable in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i) Receipt of Documents. Each Buyer and his or its counsel has received and read in their entirety: (i) this Agreement and each representation, warranty and covenant set forth herein and the Transaction Documents (as defined herein); (ii) all due diligence and other information necessary to verify the accuracy and completeness of such representations, warranties and covenants; (iii) the Company’s Form 20-F for the fiscal year ended April 30, 2006 and the Company’s Transition Report filed on Form 20-F for the two (2) month period ended June 30, 2006; (iv) all Form 6-K fillings made by the Company since April 30, 2006, and (v) answers to all questions each Buyer submitted to the Company regarding an investment in the Company; and each Buyer has relied on the information contained therein and has not been furnished any other documents, literature, memorandum or prospectus.

(j) Due Formation of Corporate and Other Buyers. If the Buyer(s) is a corporation, trust, partnership or other entity that is not an individual person, it has been formed and validly exists and has not been organized for the specific purpose of purchasing the Securities and is not prohibited from doing so.

(k) No Legal Advice From the Company. Each Buyer acknowledges, that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with his or its own legal counsel and investment and tax advisors. Each Buyer is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

Except as set forth under the corresponding section of the Disclosure Schedules which Disclosure Schedules shall be deemed a part hereof and to qualify any representation or warranty otherwise made herein to the extent of such disclosure, the Company hereby makes the representations and warranties set forth below to each Buyer:

(a) Subsidiaries. All of the direct and indirect subsidiaries of the Company are set forth on Schedule 3(a). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each subsidiary free and clear of any liens, and all the issued and outstanding shares of capital stock of each subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company and its subsidiaries are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power to own their properties and to carry on their business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and the subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification..

(c) Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Convertible Debentures, the Security Documents, and the Registration Rights Agreement, and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively the “Transaction Documents”) and to issue the Securities in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Securities, the reservation for issuance and the issuance of the Conversion Shares, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) the Transaction Documents have been duly executed and delivered by the Company, (iv) the Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies. The authorized officer of the Company executing the Transaction Documents knows of no reason why the Company cannot file the Registration Statement as required under the Registration Rights Agreement or perform any of the Company’s other obligations under the Transaction Documents.

(d) Capitalization. The authorized capital stock of the Company consists of 2,500,000,000 shares of Ordinary Shares par value 1 1/9 pence each and 2,000,000 shares of Preferred Stock, par value 2 pence (“Preferred Stock”) of which 338,548,900 shares of Ordinary Shares (represented by 6,770,978 ADSs) and zero shares of Preferred Stock are issued and outstanding. All of the outstanding Ordinary Shares and Preferred Shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been validly issued in compliance with all applicable laws, and none of such outstanding Ordinary Shares or Preferred Stock was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. As of the date of this Agreement, there are outstanding options to purchase an aggregate of 6,615,485 Ordinary Shares at exercise prices ranging from $0.085 to $1.622 under the Company’s employee share option plans (such options expire on dates ranging from September, 2007 to December, 2016) and warrants to purchase an aggregate of 6,497,138 Ordinary Shares at an exercise price of $0.11 per share (such warrants expire on July 21, 2010) and warrants to purchase an aggregate of 250,000 Ordinary Shares at an exercise price of $0.095 per share (such warrants expire on December 19, 2010), and warrants to purchase an aggregate of 4,750,000 Ordinary Shares at an exercise price of $0.095 per share (such warrants expire on April 19, 2011). Except as disclosed in Schedule 3(a) or in the SEC Documents: (i) none of the Company's capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of the Company or any of its subsidiaries or by which the Company or any of its subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its subsidiaries; (v) there are no outstanding securities or instruments of the Company or any of its subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to redeem a security of the Company or any of its subsidiaries; (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (vii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (viii) the Company and its subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyers true, correct and complete copies of the Company's Articles of Association, as amended and as in effect on the date hereof (the “Articles of Association”), and the terms of all securities convertible into, or exercisable or exchangeable for, shares of Ordinary Shares and the material rights of the holders thereof in respect thereto. No further approval or authorization of any stockholder, the Board of Directors of the Company or others is required for the issuance and sale of the Securities. There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s stockholders.

(e) Issuance of Securities. The issuance of the Convertible Debentures is duly authorized and free from all taxes, liens and charges with respect to the issue thereof. Upon conversion in accordance with the terms of the Convertible Debentures, as the case may be, the Conversion Shares, respectively, when issued will be validly issued, fully paid and nonassessable, free from all taxes, liens and charges with respect to the issue thereof. The Company has reserved from its duly authorized capital stock the appropriate number of shares of Ordinary Shares as set forth in this Agreement.

(f) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Convertible Debentures, and reservation for issuance and issuance of the Conversion Shares) will not (i) result in a violation of any certificate of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Company or any of its subsidiaries, any capital stock of the Company or any of its subsidiaries or bylaws of the Company or any of its subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of the NASDAQ-CM on which the Company’s ADSs are quoted) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted in violation of any material law, ordinance, or regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement or the Registration Rights Agreement in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company and its subsidiaries are unaware of any facts or circumstance, which might give rise to any of the foregoing.

(g) SEC Documents; Financial Statements. Since January 1, 2003, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed prior to the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”) on timely basis or has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension. The Company has delivered to the Buyers or their representatives, or made available through the SEC’s website at http://www.sec.gov., true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, including, without limitation, information referred to in Section 2(i) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made and not misleading.

(h) 10(b)-5. The SEC Documents do not include any untrue statements of material fact, nor do they omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

(i) Absence of Litigation. Except as detailed in the Disclosure Schedule, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Ordinary Shares or any of the Company’s subsidiaries, wherein an unfavorable decision, ruling or finding would (i) have a Material Adverse Effect.

(j) Acknowledgment Regarding Buyer’s Purchase of the Convertible Debentures. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that each Buyer is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by each Buyer or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its representatives.

(k) No General Solicitation. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities.

(l) No Integrated Offering. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the Securities under the Securities Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the Securities Act.

(m) Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute or, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened. None of the Company’s or its subsidiaries’ employees is a member of a union and the Company and its subsidiaries believe that their relations with their employees are good.

(n) Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

(o) Environmental Laws. The Company and its subsidiaries are (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval.

(p) Title. All real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

(q) Insurance. The Company and each of its subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Company and its subsidiaries, taken as a whole.

(r) Regulatory Permits. The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(s) Internal Accounting Controls. The Company and each of its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) the recorded amounts for assets are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(t) No Material Adverse Breaches, etc. Neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company’s officers has or is expected in the future to have a Material Adverse Effect. Except as disclosed in the Disclosure Schedule, neither the Company nor any of its subsidiaries is in breach of any contract or agreement which breach, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect.

(u) Tax Status. Except as set forth in the SEC Documents, the Company and each of its subsidiaries has made and filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(v) Certain Transactions. Except as set forth in the SEC Documents and except for arm’s length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from third parties and other than the grant of stock options disclosed in the SEC Documents, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

(w) Fees and Rights of First Refusal. The Company is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

(x) Investment Company. The Company is not, and is not an affiliate of, and immediately after receipt of payment for the Securities, will not be or be an affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

(y) Registration Rights. Other than each of the Buyers, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company. There are no outstanding registration statements not yet declared effective and there are no outstanding comment letters from the SEC or any other regulatory agency.

(z) Private Placement. Assuming the accuracy of the Buyers’ representations and warranties set forth in Section 2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Buyers as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of the Primary Market.

(aa) Listing and Maintenance Requirements. The Company’s Ordinary Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to terminate, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received notice from any Primary Market on which the Ordinary Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Primary Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(bb) Manipulation of Price.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Company’s placement agent in connection with the placement of the Securities.

(cc) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Convertible Debentures and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Convertible Debentures in accordance with this Agreement and the Convertible Debentures and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants, in each case, is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

(dd) SKS Consulting. The Company has engaged SKS Consulting for a term no less than eighteen (18) months for such duties which shall include but not be limited to oversee all of the Company’s payables, approval of all payment obligations, either now existing or later created, of the Company and/or cash disbursements.

(ee) George O’Leary, Margot Lebenberg and Brendan McNutt. George O’Leary, Margot Lebenberg and Brendan McNutt have become members of the Company’s Board of Directors for terms of no less than eighteen (18) months.

(ff) The Company’s Board of Directors has passed a resolution resolving that all payables of the Company and cash disbursements must be reviewed and approved by George O’Leary.

(gg) The Company’s Board of Directors has passed a resolution resolving that the size of the Company’s Board of Directors shall be limited to seven (7) members.

(hh) The Company’s Board of Directors has passed a resolution that such seventh (7th) seat on the Company’s Board of Directors remains vacant, other than as provided for herein.

(ii) The Company’s Board of Directors shall have passed a resolution wherein, upon the Company’s failure to meet the requirements of Section 4 and specifically Sections 4(r)-(ee), the Company’s Board of Directors will vote in favor and accept as a member of the Board of Directors the individual recommended for the seventh (7th) seat on the Company’s Board of Directors by George O’Leary in his sole discretion.

4. COVENANTS.

(a) Best Efforts. Each party shall use its best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b) Form D. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary to qualify the Securities, or obtain an exemption for the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date.

(c) Reporting Status. Until the earlier of (i) the date as of which the Buyer(s) may sell all of the Securities without restriction pursuant to Rule 144(k) promulgated under the Securities Act (or successor thereto), or (ii) the date on which (A) the Buyers shall have sold all the Securities and (B) none of the Convertible Debentures or Warrants are outstanding (the “Registration Period”), the Company shall file in a timely manner all reports required to be filed with the SEC pursuant to the Exchange Act and the regulations of the SEC thereunder, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

(d) Use of Proceeds. The Company will use the proceeds from the sale of the Convertible Debentures for general corporate and working capital purposes but may only be disbursed by or with the approval of SKS Consulting.

(e) Reservation of Shares. On the date hereof, the Company shall reserve for issuance to the Buyers 2,283,874 shares for issuance upon conversions of the Convertible Dentures (collectively, the “Share Reserve”). The Company represents that it has sufficient authorized and unissued shares of Ordinary Shares available to create the Share Reserve after considering all other commitments that may require the issuance of Ordinary Shares. The Company shall take all action reasonably necessary to at all times have authorized, and reserved for the purpose of issuance, such number of shares of Ordinary Shares as shall be necessary to effect the full conversion of the Convertible Debentures and the full exercise of the Warrants. If at any time the Share Reserve is insufficient to effect the full conversion of the Convertible Debentures or the full exercise of the Warrants, the Company shall increase the Share Reserve accordingly. If the Company does not have sufficient authorized and unissued shares of Ordinary Shares available to increase the Share Reserve, the Company shall call and hold a special meeting of the shareholders within thirty (30) days of such occurrence, for the sole purpose of increasing the number of shares authorized. The Company’s management shall recommend to the shareholders to vote in favor of increasing the number of shares of Ordinary Shares authorized. Management shall also vote all of its shares in favor of increasing the number of authorized shares of Ordinary Shares.

(f) Listings or Quotation. The Company’s Ordinary Shares shall be listed or quoted for trading on any of (a) the NASDAQ-CM, (b) the American Stock Exchange, (c) New York Stock Exchange, (d) the Nasdaq Global Market, (e) the Nasdaq Capital Market, or (f) the Nasdaq OTC Bulletin Board (“OTCBB”) (each, a “Primary Market”). The Company shall promptly secure the listing of all of the Registrable Securities (as defined in the Registration Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which the Ordinary Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents.

(g) Fees and Expenses.

(i) Each of the Company and the Buyer(s) shall pay all costs and expenses incurred by such party in connection with the negotiation, investigation, preparation, execution and delivery of the Transaction Documents. The Company shall pay Yorkville Advisors LLC a fee equal to ten percent (10%) of the Purchase Price which shall be paid pro rata directly from the gross proceeds of each Closing.

(ii) The Company shall pay a structuring fee to Yorkville Advisors LLC of Twenty Five Thousand Dollars ($25,000), shall be paid directly from the proceeds of the Closing.

(iii) The Company shall pay Yorkville Advisors, LLC a non-refundable due diligence fee of Five Thousand Dollars ($5,000) which shall be paid directly from the proceeds of the Closing.

(h) Corporate Existence. So long as any of the Convertible Debentures remain outstanding, the Company shall not directly or indirectly consummate any merger, reorganization, restructuring, reverse stock split consolidation, sale of all or substantially all of the Company’s assets or any similar transaction or related transactions (each such transaction, an “Organizational Change”) unless, prior to the consummation an Organizational Change, the Company obtains the written consent of each Buyer. In any such case, the Company will make appropriate provision with respect to such holders’ rights and interests to insure that the provisions of this Section 4(h) will thereafter be applicable to the Convertible Debentures.

(i) Transactions With Affiliates. So long as any Convertible Debentures are outstanding, the Company shall not, and shall cause each of its subsidiaries not to, enter into, amend, modify or supplement, or permit any subsidiary to enter into, amend, modify or supplement any agreement, transaction, commitment, or arrangement with any of its or any subsidiary’s officers, directors, person who were officers or directors at any time during the previous two (2) years, stockholders who beneficially own five percent (5%) or more of the Ordinary Shares, or Affiliates (as defined below) or with any individual related by blood, marriage, or adoption to any such individual or with any entity in which any such entity or individual owns a five percent (5%) or more beneficial interest (each a “Related Party”), except for (a) customary employment arrangements and benefit programs on reasonable terms, (b) any investment in the Company or an Affiliate of the Company, (c) any agreement, transaction, commitment, or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a person other than such Related Party, (d) any agreement, transaction, commitment, or arrangement which is approved by a majority of the disinterested directors of the Company; for purposes hereof, any director who is also an officer of the Company or any subsidiary of the Company shall not be a disinterested director with respect to any such agreement, transaction, commitment, or arrangement. “Affiliate” for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly, (i) has a ten percent (10%) or more equity interest in that person or entity, (ii) has ten percent (10%) or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) shares common control with that person or entity. “Control” or “controls” for purposes hereof means that a person or entity has the power, direct or indirect, to conduct or govern the policies of another person or entity.

(j) Transfer Agent. The Company covenants and agrees that, in the event that the Company’s agency relationship with the transfer agent should be terminated for any reason prior to a date which is two (2) years after the Closing Date, the Company shall immediately appoint a new transfer agent and shall require that the new transfer agent execute and agree to be bound by the terms of the Irrevocable Transfer Agent Instructions (as defined herein).

(k) Restriction on Issuance of the Capital Stock. So long as any Convertible Debentures are outstanding, the Company shall not, without the prior written consent of the Buyer(s), (i) issue or sell shares of Ordinary Shares or Preferred Stock, including issuances pursuant to existing obligations, with the exception of issuing Ordinary Shares pursuant to exercise by employees or directors of options granted to them pursuant to existing employee or management share option incentive plans, which are permitted upon the Buyer(s) being provided with ten (10) days prior written notice to such issuances being made, (ii) issue any preferred stock, warrant, option, right, contract, call, debenture, note or other security or instrument granting the holder thereof the right to acquire Ordinary Shares including issuances pursuant to existing obligations (iii) enter into any security instrument granting the holder a security interest in any and all assets of the Company including but not limited to land, property or intellectual property, or (iv) file any registration statement on Form S-8.

(l) Neither the Buyer(s) nor any of its affiliates have had (directly or indirectly) an open short position in the ADSs or Ordinary Shares of the Company during the period from November 8, 2005 up to and including the date hereof, and the Buyer(s) agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales of or hedging transactions with respect to the Ordinary Shares as long as any Convertible Debentures shall remain outstanding.

(m) Rights of First Refusal. So long as any portion of Convertible Debentures are outstanding, if the Company intends to raise additional capital by the issuance or sale of capital stock of the Company, including without limitation shares of any class of Ordinary Shares, any class of preferred stock, options, warrants or any other securities convertible or exercisable into shares of common stock (whether the offering is conducted by the Company, underwriter, placement agent or any third party) the Company shall be obligated to offer to the Buyers such issuance or sale of capital stock, by providing in writing the principal amount of capital it intends to raise and outline of the material terms of such capital raise, prior to the offering such issuance or sale of capital stock  to any third parties including, but not limited to, current or former officers or directors, current or former shareholders and/or investors of the obligor, underwriters, brokers, agents or other third parties.  The Buyers shall have ten (10) business days from receipt of such notice of the sale or issuance of capital stock to accept or reject all or a portion of such capital raising offer.

(n) Lock Up Agreements. On the date hereof, the Company shall obtain from each officer and director a lock up agreement in the form attached hereto as Exhibit B.

(o) Additional Registration Statements. Until the effective date of the initial Registration Statement, the Company will not file a registration statement under the Securities Act relating to securities that are not the Securities.

(p) Review of Public Disclosures. All SEC filings (including, without limitation, all filings required under the Exchange Act, which include Forms 20-F and other public disclosures made by the Company, including, without limitation, all press releases, investor relations materials, and scripts of analysts meetings and calls, shall be reviewed and approved for release by the Company’s attorneys and, if containing financial information, the Company’s independent certified public accountants.

(q) Disclosure of Transaction. Within four Business Day following the date of this Agreement, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching the material Transaction Documents (including, without limitation, this Agreement, the form of the Convertible Debenture, the form of Warrant and the form of the Registration Rights Agreement) as exhibits to such filing.

(r) Payables.  So long as any portion of Convertible Debentures are outstanding the Company undertakes that any and all payment obligations of the Company and/or cash disbursements will only be made by and/or with the approval of George O’Leary.

(s) SKS Consulting. For a period of at least eighteen (18) months, the Company shall not terminate the consulting agreement with SKS Consulting or recommend or pass a resolution which shall resolve and have such effect and shall comply with the terms of such consulting agreement. The Company shall not take any steps or actions which violate the terms of such consulting agreement or prevent SKS from carrying out the duties thereunder. Furthermore the Company shall ensure that it’s Board of Directors shall not pass any resolution or take any action which shall have such effect of terminating the consulting agreement with SKS Consulting.

(t) George O’Leary, Margot Lebenberg and Brendan McNutt. So long as any portion of Convertible Debentures are outstanding the Company shall not replace or dismiss George O’Leary, Margot Lebenberg and Brendan McNutt from the Company’s Board of Directors, or recommend or pass a resolution which shall resolve and have such effect, and shall ensure that George O’Leary, Margot Lebenberg and Brendan McNutt remain directors of the Company. Furthermore the Company shall ensure that it’s Board of Directors shall not pass any resolution or take any action which shall have such effect of replacing or dismissing George O’Leary, Margot Lebenberg and Brendan McNutt from the Company’s Board of Directors.

(u) Board of Directors. So long as any portion of Convertible Debentures are outstanding the Company shall ensure that there shall be a maximum of seven (7) directors of the Company and shall ensure that no additional directors are proposed for appointment by the Company or any of its directors other than as provided for herein. Furthermore the Company shall ensure that it’s Board of Directors shall not pass any resolution or take any action which shall have such effect of the Company, other than as provided, increasing it’s Board of Directors or adding or appointing a director.

(v) Seventh (7th) Seat on the Company’s Board.  So long as any portion of Convertible Debentures are outstanding the Company shall take no action nor recommend such action which shall result in the seventh (7th) seat on the Company’s Board of Director being occupied, other than as provided herein, and shall therefore ensure that, other than as provided herein, the seventh (7th) seat on the Company’s Board of Director remains vacant. Furthermore the Company shall ensure that it’s Board of Directors shall not pass any resolution or take any action, other than as provided herein, which shall have such effect of occupying the vacant seventh (7th) seat on the Company’s Board of Directors.

(w) Candidate for Seventh (7th) Seat on the Company’s Board of Directors. So long as any portion of Convertible Debentures are outstanding the Company shall ensure that upon the Company’s failure to meet the requirements of Section 4 and specifically Sections 4(r)-4(ee), that such individual recommended for the seventh (7th) seat on the Company’s Board of Directors by George O’Leary, in his sole discretion, is nominated to the seventh (7th) seat on the Company’s Board of Directors. Furthermore the Company shall ensure that it’s Board of Directors shall pass any resolution or take such action which shall have such effect of voting in favor of the individual recommended for the seventh (7th) seat on the Company’s Board of Directors by George O’Leary and that such individual is nominated to the seventh (7th) seat.

(x) Board of Directors (Payables). So long as any portion of Convertible Debentures are outstanding the Company shall ensure that it’s Board of Directors shall not pass any resolution or action which shall resolve to eliminate, impede or interfere with George O’Leary’s authority to review and/or approve all payment obligations of the Company and/or cash disbursements.

(y) Par Value Vote. Within sixty (60) calendar days from the date hereof the Company shall call and hold a special meeting of the shareholders for the sole purpose of lowering the par value of the ADSs to $0.01 so as not to impede the Buyer’s ability to convert the Debentures issued hereunder and or any other existing Debentures and/or Notes held by the Buyer’s and the Company’s ability to issue Conversion Shares accordingly.

(z) Par Value Approval. Within one hundred eighty (180) calendar days from the date hereof the Company shall have lowered the par value of the ADSs to $0.01 so as not impede with the Buyer’s ability to convert the Debentures issued hereunder and or any other existing Debentures and/or Notes held by the Buyer’s and the Company’s ability to issue Conversion Shares accordingly.

(aa) Par Value Approval. The Company’s management shall recommend to the shareholders to vote in favor of lowering the par value of the ADSs to $0.01. Management shall also vote all of its shares in favor of lowering the par value of the ADSs to $0.01.

(bb) Shareholder Vote. In the event that the Company’s shareholder’s call a vote to take any action contrary to or challenge any provision, term or requirement herein or any covenant of the Company herein the Company’s management shall recommend to the shareholders to vote in favor of such provision, term, requirement or any covenant of the Company herein. Furthermore management shall also vote all of its shares in favor of such provision, term, requirement or any covenant of the Company herein.

(cc) Employee Terminations. Within thirty (30) calendar days from the date hereof the Company shall have terminated a minimum of twenty five (25) employees whose total annualized renumeration is not less than Two Million Two Hundred Forty Thousand Dollars ($2,240,000), and accordingly reduced over head by such amount.

(dd) Consolidated Revenue Targets and EBITDA for April and May 2007. Within sixty (60) calendar days from the date hereof the Company shall have achieved revenue of a minimum of 1,769,458 GBP and EBITDA of (367,419) GBP.

(ee) Consolidated Revenue Targets and EBITDA for April, May and June 2007. Within ninety (90) calendar days from the date hereof the Company shall have achieved revenue of a minimum of 2,957,678 GBP and EBITDA of (536,196) GBP.

(ff) Button PLC Board of Directors’ Meeting.  The Company shall ensure that Button PLC calls and holds a board of directors’ meeting within five (5) business days from the date hereof for the purpose of electing board members and resolving to execute and issue the Button Debenture.

(gg) Button Debenture. The Company shall ensure that the Button Debenture is executed and issued with ten (10) business days from the date hereof.

(hh) Perfection of Button Debenture. The Company shall ensure that Button files or file on Button’s behalf within ten (10) business days from the date hereof such forms as may be required to perfect the Buyer’s interest in the Charged Property as detailed in the Button Debenture provided proof of such filing to the Buyer(s).

(ii) Futuremedia Deed of Priorities. The Company shall ensure that within thirty (30) business days from the date hereof they execute and deliver a Deed of Priorities with HSBC PLC regulating the arrangements between Buyer(s) and such other secured lenders as then exist, such Deed of Priorities to be substantially in the form attached ,with such amendments as agreed by the Buyer(s) with the other secured lenders

Within 30 days folling the date hereof Button PLC shall enter into a Deed of Priorities regulating the arrangements between Buyer(s) and such other secured lenders as then exist, such Deed of Priorities to be substantially in the form attached ,with such amendments as agreed by the Buyer(s) with the other secured lenders

(jj) Button Deed of Priorities. The Company shall ensure that within thirty (30) business days from the date hereof Button PLC shall execute and deliver a Deed of Priorities with Barclays PLC regulating the arrangements between Buyer(s) and such other secured lenders as then exist, such Deed of Priorities to be substantially in the form attached ,with such amendments as agreed by the Buyer(s) with the other secured lenders.

5. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Convertible Debentures to the Buyer(s) at the Closings is subject to the satisfaction, at or before the Closing Dates, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion:

(a) Each Buyer shall have executed the Transaction Documents and delivered them to the Company.

(b) The Buyer(s) shall have delivered to the Company the Purchase Price for the Convertible Debentures and Warrants in the respective amounts as set forth next to each Buyer as set forth on Schedule I attached hereto, minus any fees to be paid directly from the proceeds the Closings as set forth herein, by wire transfer of immediately available U.S. funds pursuant to the wire instructions provided by the Company.

(c) The representations and warranties of the Buyer(s) shall be true and correct in all material respects as of the date when made and as of the Closing Dates as though made at that time (except for representations and warranties that speak as of a specific date), and the Buyer(s) shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Buyer(s) at or prior to the Closing Dates.

6. INTENTIONALLY OMITTED.

7. CONDITIONS TO THE BUYER’S OBLIGATION TO PURCHASE.

(a) The obligation of the Buyer(s) hereunder to purchase the Convertible Debentures at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions:

(i) The Company shall have executed the Transaction Documents and delivered the same to the Buyers.

(ii) The ADSs representing Ordinary Shares shall be authorized for quotation on the NASDAQ-CM, and trading in the ADSs shall not have been suspended for any reason.

(iii) The representations and warranties of the Company shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the First Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the First Closing Date

(iv) The Company shall have executed and delivered to the Buyer(s) the Convertible Debentures in the respective amounts set forth opposite each Buyer’s name on Schedule I attached hereto.

(v) The Buyers shall have received an opinion of counsel from counsel to the Company in a form satisfactory to the Buyers.

(vi) The Company shall have provided to the Buyers a true copy of a certificate of good standing evidencing the formation and good standing of the Company from the secretary of state (or comparable office) from the jurisdiction in which the Company is incorporated, as of a date within 10 days of the Closing Date.

(vii) The Company shall have delivered to the Buyers a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(c) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation and (iii) the Bylaws, each as in effect at the Closing.

(viii) The Company shall have filed such forms as may be required to perfect the Buyer’s interest in the Charged Property as detailed in the Futuremedia Debenture which is dated the date hereof and provided proof of such filing to the Buyer(s).

(ix) The Company shall have provided to the Buyer an acknowledgement, to the satisfaction of the Buyer, from the Company’s independent certified public accountants as to its ability to provide all consents required in order to file a registration statement in connection with this transaction.

(x) The Company shall have created the Share Reserve.

(xi) The Company shall have engaged SKS Consulting to a term no less than eighteen (18) months and provided proof thereof to the Buyer.

(xii) George O’Leary, Margot Lebenberg and Brendan McNutt shall have been appointed to the Company’s Board of Directors for a term no less than eighteen (18) months.

(xiii) The Company’s Board of Directors shall have passed a resolution resolving that all payables of the Company and cash disbursements must be reviewed and approved by George O’Leary.

(xiv) The Company’s Board of Directors shall have passed a resolution resolving that the size of the Company’s Board of Directors shall be limited to seven (7) members.

(xv) The Company’s Board of Directors shall have passed a resolution that such seventh (7th) seat on the Company’s Board of Directors remains vacant, other than as provided for herein.

(xvi) The Company’s Board of Directors shall have passed a resolution wherein, upon the Company’s failure to meet the requirements of Section 4 and specifically Sections 4(r)-(ee) the Company’s Board of Directors will vote in favor of and accept as member to the Company’s Board of Directors the individual recommended for the seventh (7th) seat on the Company’s Board of Directors by George O’Leary in his sole discretion

(xvii) The Company shall have provided to the Buyers a list of all of the existing payables of the Company.

(xviii) The Company shall have terminated a minimum of twenty five (25) employees and reduced over head by a minimum of Two Million Two Hundred Forty Thousand Dollars ($2,240,000).

8. INDEMNIFICATION.

(a) In consideration of the Buyer’s execution and delivery of this Agreement and acquiring the Convertible Debentures and the Conversion Shares hereunder, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Buyer(s) and each other holder of the Convertible Debentures and the Conversion Shares, and all of their officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Buyer Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Buyer Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by the Buyer Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement, the Convertible Debentures or the other Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement, or the other Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Buyer Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the parties hereto, any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Convertible Debentures or the status of the Buyer or holder of the Convertible Debentures the Conversion Shares, as a Buyer of Convertible Debentures in the Company. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

(b) In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Buyer’s other obligations under this Agreement, the Buyer shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Buyer(s) in this Agreement, instrument or document contemplated hereby or thereby executed by the Buyer, (b) any breach of any covenant, agreement or obligation of the Buyer(s) contained in this Agreement, the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby executed by the Buyer, or (c) any cause of action, suit or claim brought or made against such Company Indemnitee based on material misrepresentations or due to a material breach and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement, the Transaction Documents or any other instrument, document or agreement executed pursuant hereto by any of the parties hereto. To the extent that the foregoing undertaking by each Buyer may be unenforceable for any reason, each Buyer shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

9. GOVERNING LAW: MISCELLANEOUS.

(a) Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New Jersey without regard to the principles of conflict of laws. The parties further agree that any action between them shall be heard in Hudson County, New Jersey, and expressly consent to the jurisdiction and venue of the Superior Court of New Jersey, sitting in Hudson County and the United States District Court for the District of New Jersey sitting in Newark, New Jersey for the adjudication of any civil action asserted pursuant to this Paragraph.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any other similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

(c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e) Entire Agreement, Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyer(s), the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

(f) Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by facsimile; (iii) three (3) days after being sent by U.S. certified mail, return receipt requested, or (iv) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, to:	Futuremedia PLC
Nile House, Nile Street
Brighton, East Sussex BN1 1HW, United Kingdom
Attention: Company Secretary
Telephone: +44 1273 829700
Facsimile: +44 1273 829702

With a copy to:	Daniel I. Goldberg
DLA Piper US LLP
1251 Avenue of the Americas
New York, NY 10020
United States of America
Telephone: +1 (212) 335-4966
Facsimile: +1 (212) 884-8466

If to the Buyer(s), to its address and facsimile number on Schedule I, with copies to the Buyer’s counsel as set forth on Schedule I. Each party shall provide five (5) days’ prior written notice to the other party of any change in address or facsimile number.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Neither the Company nor any Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(i) Survival. Unless this Agreement is terminated under Section 9(l), the representations and warranties of the Company and the Buyer(s) contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4, 5 and 9, and the indemnification provisions set forth in Section 8, shall survive the Closing for a period of two (2) years following the date on which the Convertible Debentures are converted in full. The Buyer(s) shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j) Publicity. The Company and the Buyer(s) shall have the right to approve, before issuance any press release or any other public statement with respect to the transactions contemplated hereby made by any party; provided, however, that the Company shall be entitled, without the prior approval of the Buyer(s), to issue any press release or other public disclosure with respect to such transactions required under applicable securities or other laws or regulations (the Company shall use its best efforts to consult the Buyer(s) in connection with any such press release or other public disclosure prior to its release and Buyer(s) shall be provided with a copy thereof upon release thereof).

(k) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(l) Termination. In the event that the First Closing shall not have occurred with respect to the Buyers on or before five (5) business days from the date hereof due to the Company’s or the Buyer’s failure to satisfy the conditions set forth in Sections 6 and 7 above (and the non-breaching party’s failure to waive such unsatisfied condition(s)), the non-breaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated by the Company pursuant to this Section 9(l), the Company shall remain obligated to reimburse the Buyer(s) for the fees and expenses of Yorkville Advisors LLC described in Section 4(g) above.

(m) Brokerage. The Company represents that no broker, agent, finder or other party has been retained by it in connection with the transactions contemplated hereby and that no other fee or commission has been agreed by the Company to be paid for or on account of the transactions contemplated hereby.

(n) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(o) Confidentiality. The Buyer(s) agree that any material non-public information with respect to the Company received in connection with the transactions contemplated by this Agreement shall be kept confidential by the Buyer(s), shall be used exclusively for purposes of the transactions contemplated by this Agreement and shall be treated with at least the same degree of care as the Buyer(s) use in connection with their own confidential information. The provisions of this Section shall continue to apply to any such information until it is made publicly available.

[REMAINDER PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY: FUTUREMEDIA PLC

By:	/s/ Michiel Steel
Name: Michiel Steel
Title: Director

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS: CORNELL CAPITAL PARTNERS, L.P.

By:	Yorkville Advisors, LLC
Its:	Investment Manager

By:	/s/ Mark Angelo
Name: Mark Angelo
Its: Portfolio Manager

SCHEDULE I

SCHEDULE OF BUYERS

SCHEDULE I

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(6)	(7)	(8)
Buyer		Subscription Amount				Legal Representative’s Address and Facsimile Number
		Closing
Cornell Capital Partners, L.P. 101 Hudson Street, Suite 3700 Jersey City, NJ 07303 Attention: Mark Angelo Telephone: (201) 985-8300 Facsimile: (201) 985-8266 Residence: Cayman Islands		$4,600,000				David Gonzalez, Esq. 101 Hudson Street, Suite 3700 Jersey City, New Jersey 07302 Telephone: (201) 985-8300 Facsimile: (201) 985-8266

DISCLOSURE SCHEDULE

EXHIBIT A

FORM OF CONVERTIBLE DEBENTURE

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EXHIBIT B

LOCK UP AGREEMENT

The undersigned hereby agrees that for a period commencing on June1, 2007 and expiring on the date thirty (30) days after the date that all amounts owed to Cornell Capital Partners, LP (the “Buyer”), under the Secured Convertible Debentures issued to the Buyer pursuant to the Securities Purchase Agreement between Futuremedia PLC (the “Company”) and the Buyer dated June 1, 2007 have been paid (the “Lock-up Period”), he, she or it will not, directly or indirectly, without the prior written consent of the Buyer or as set out hereunder, issue, offer, agree or offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute or otherwise encumber or dispose of any securities of the Company, including ordinary shares, common stock or options, rights, warrants or other securities underlying, convertible into, exchangeable or exercisable for or evidencing any right to purchase or subscribe for any common stock (whether or not beneficially owned by the undersigned), or any beneficial interest therein (collectively, the “Securities”). Notwithstanding the foregoing the undersigned may, subject to Rule 144 of the Securities Act of 1933 (“Rule 144”), applicable law and regulation, (i) exercise vested options for Securities for cash payment and sell the Securities thereby obtained and (ii) sell Securities following termination of the undersigned’s appointment as a director and/or officer of the Company, provided that the undersigned is otherwise permitted to sell Securities under Rule 144, applicable law and in particular is no longer an “affiliate”, as defined in Rule 144 with regard to the Company (which, as a guideline, should generally be at least ninety days following termination of the undersigned’s appointment).

In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Company’s securities with respect to any of the Securities registered in the name of the undersigned or beneficially owned by the undersigned, and the undersigned hereby confirms the undersigned’s investment in the Company.

Dated: _______________, 2007

Signature

__________________________________________
Name: _____________________________________
Address:___________________________________
City, State, Zip Code:__________________________

__________________________________________

Print Social Security Number
or Taxpayer I.D. Number

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